UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

Investment and Shareholders’ Agreement

As previously announced by Wallbox N.V., a Dutch public limited liability company (the “Company”), on October 17, 2023, Pulsar Chargers GmbH (now, ABL GmbH), a German limited liability company (the “Buyer”) and subsidiary of the Company entered into an agreement with A. Buettner GmbH (formerly, ABL GmbH), a German limited liability company (the “Seller”), pursuant to which the Buyer acquired a majority of the operating assets of the Seller, subject to the terms and conditions therein.

On December 15, 2023, Wall Box Chargers, S.L.U., a limited liability company under the laws of Spain (“WBX SLU”), a subsidiary of the Company and parent company of the Buyer, entered into an investment and shareholders’ agreement (the “Investment and Shareholders’ Agreement”) with greenmobility invest 2 GmbH, a German limited liability company (“GI2”), the Company, and the majority indirect shareholders of GI2, pursuant to which GI2 acquired a 25.1% interest in the share capital of the Buyer for an aggregate capital contribution of €8,378. The Investment and Shareholders’ Agreement provides for a put and call option for GI2 and WBX SLU, respectively, that would provide for GI2 to sell its shares to WBX SLU for cash and/or shares in the Company pursuant to the terms detailed in the Investment and Shareholders’ Agreement. The GI2 put right may be exercised only if the Buyer’s sales in fiscal year 2024 exceed €81.4 million and only after the Buyer’s financial statements for the fiscal year ending December 31, 2024 have been approved and no later than December 31, 2025. The Investment and Shareholders’ Agreement is governed by German law.

The foregoing description of the Investment and Shareholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment and Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 4.1.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 4.1 hereto, are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (Files No. 333-268347, 333-268792, 333-271116 and 333-273323) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1†	Investment and Shareholders’ Agreement between Wall Box Chargers S.L.U. and greenmobility invest 2 GmbH, dated December 15, 2023.

†

Portions of this exhibit (indicated by asterisks within brackets) have been omitted pursuant to the rules of the Securities and Exchange Commission. Such omitted information is not material and the registrant customarily and actually treats such information as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: December 18, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer